UNDERWRITING AGREEMENT

Schedule B–7

Day Hagan Tactical Allocation Fund of ETFs

Day Hagan Tactical Dividend Fund

Day Hagan Hedged Strategy Fund

Fee Schedule

This Fee Schedule is part of the Underwriting Agreement effective April 30, 2015 (the “Agreement”) by and between Mutual Fund Series Trust and Northern Lights Distributors, LLC. This Fee Schedule replaces any existing fee schedule with respect to the Fund(s) identified herein.

Service Fees:

For so long as Gemini Fund Services, LLC serves as the Fund’s administrator, NLD shall not receive a statutory underwriting fee from the Fund.

The Fund shall also pay an advertising review fee to NLD calculated as 25% of any FINRA costs incurred (for example, if FINRA charged $100 to perform advertising review, NLD would charge the Fund an additional $25).

Registered Representative Licensing:

Annual fee of $4,800 per Registered Representative plus all out-of-pocket costs such as registration expenses and travel expenses to conduct required training. This annual fee shall be reduced to $4,200 per Registered Representative when 5 or more individuals are registered.

Out-of-Pocket Expenses

The Fund(s) shall pay all reasonable out-of-pocket expenses incurred by NLD in connection with activities performed for the Fund(s) hereunder including, without limitation:

  typesetting, printing and distribution of prospectuses and shareholder reports production, printing, distribution and placement of advertising and sales literature and materials engagement of designers, free-lance writers and public relations firms long-distance telephone lines, services and charges
  postage
  overnight delivery charges
  FINRA and registration fees
  marketing expenses
  record retention fees
  travel, lodging and meals
  NSCC charges
  Fund platform fees and service fees
  Website monitoring fees

All fees outlined above are payable monthly in arrears.

UNDERWRITING AGREEMENT

Schedule B–7

Day Hagan Tactical Allocation Fund of ETFs

Day Hagan Tactical Dividend Fund

Day Hagan Hedged Strategy Fund

Fee Schedule

All fees set forth on this Fee Schedule may be offset by fees and charges collected and retained by NLD pursuant to Section 11 of the Underwriting Agreement with respect to the Fund(s) set forth on this Fee Schedule. NLD agrees to make 90% of its net profit1 available to assist with the Fund(s)’ distribution and/or shareholder servicing related expenses.

In the event the fees authorized by the Fund(s) for payment to NLD are insufficient to cover the fees due to NLD for its services provided hereunder, Donald L. Hagan, LLC, the investment adviser to the Fund(s), agrees to pay NLD the remaining balance of any fees due and payable to NLD according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the Underwriting Agreement effective as of November 16, 2016.

MUTUAL FUND SERIES TRUST	NORTHERN LIGHTS DISTRIBUTORS, LLC
(for the above referenced Funds)

By: /s/ Jerry Szilagyi	By: /s/ Brian Nielsen
Name: Jerry Szilagyi	Name: Brian Nielsen
Title: President	Title: Chief Executive Officer

__________________

190% of NLD’s net profit is calculated by taking all revenues NLD receives from the Funds set forth on this Schedule A (the “Funds”) and subtracting all expenses associated with NLD’s services to the Funds then multiplying the remaining profit amount by 90%.

UNDERWRITING AGREEMENT

Schedule B–7

Day Hagan Tactical Allocation Fund of ETFs

Day Hagan Tactical Dividend Fund

Day Hagan Hedged Strategy Fund

Fee Schedule

The undersigned investment adviser hereby acknowledges and agrees to the terms of this Agreement.

Donald L. Hagan, LLC

1000 S. Tamiami Trail

Sarasota, FL 34236

By: /s/ Arthur S. Day

Name: Arthur S. Day

Title: Partner